May 6, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On January 25, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Gold Bullion Tracking Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 203 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 11, 2011, you provided oral comments with respect to the Fund.  Subsequently, on April 5, 2011 and April 11, 2011, Keith O’Connell provided additional comments relating to the Fund's name.

The Registrant has filed a delaying amendment to delay the effective date of the Fund's registration statement to May 6, 2011, to allow for resolution of comment-related issues.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized your comments and Mr. O'Connell's comments.

PROSPECTUS

1.

Comment.  Please provide an explanation of why the Fund is not within the ambit of Rule 35d-1 with respect to the Fund's name or make appropriate amendments to the Fund's disclosure and name-related investment polices.   Additionally, please provide an explanation of why the use of "tracking" is appropriate since the Fund is not an index fund.

Response.  The Registrant has changed the name of the Fund to the Avant II Tracking Fund.  The Registrant believes that "tracking" in the Fund's name is appropriate because it informs prospective shareholders of the nature and investment goal of the Fund. Additionally, the prospectus has been revised to explain the meaning of tracking in the Fund's name as it relates to the Fund's principal investment strategies.

2.

Comment.  Under the table entitled Annual Fund Operating Expenses, please expand footnote number 2 with respect to acquired fund fees and expenses to make clear that the expenses of the Fund's subsidiary are not included because the subsidiary is consolidated with the Fund for financial reporting purposes.

Response.  The footnote has been amended to make clear that the expenses of the Fund's subsidiary are not included in acquired fund fees and expenses because the subsidiary is consolidated with the Fund for financial reporting purposes.

3.

Comment.  Under the section entitled Principal Investment Strategies, please insert "non-Gold bullion" prior to fixed income securities to make clear these fixed income securities are not linked to Gold bullion.

Response.  The requested amendment has been made.

4.

Comment.  Please consider whether a 25% industry concentration is appropriate in light of the Registrant's response to the Rule 35d-1 comment.

Response.  Upon review of this issue, the Registrant believes that a 25% Gold bullion industry concentration disclosure would be appropriate because Gold bullion, while not an operating industry, would tend to viewed by prospective investors in a similar light as securities of Gold mining, Gold processing, or other Gold-related operating firms.  The Registrant will include a definition of Gold bullion industry to make clear that, as defined by the Registrant, it includes Gold bullion, pooled investment vehicles that invest primarily in Gold-related securities and derivatives, ETFs and ETNs that derive their value from Gold-related securities and derivatives.

5.

Comment.  Please provide a fixed income securities risk disclosure.

Response.  The requested fixed income securities risk disclosure has been added.

6.

Comment.  Under the disclosure entitled Principal Investment Risk, please add the following disclosure to Gold Risk "The Gold industry can be significantly affected by international monetary and political developments such as currency devaluation or revaluation, central bank movements, economic and social conditions within a country, transactional or trade imbalances, or trade or currency restrictions between countries."

Response.  The requested amendment has been made substantially as requested, but with the addition of Gold bullion references to link Gold industry developments to the price of Gold bullion.

7.

Comment.  Because the Fund employs derivatives as a principal strategy, please amend the Principal Investment Strategy disclosure describing derivative instruments to provide greater specificity as to how they may be used for hedging, as substitutes for securities and for speculation, as consistent with the sub-adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please align derivative risk disclosures to align with the specific use of derivatives.

Response.  The Registrant has amended the description of derivatives to provide greater specificity as to how derivatives are used as substitutes for securities and for hedging.  Additionally, the Registrant has added more detailed descriptions of the risks associated with derivatives.

8.

Comment.  Please reduce the font size or add italics to the sub-section entitled "Is the Fund Right for You?" to distinguish from the major sections of the prospectus.

Response.  The Registrant has italicized the sub-section heading.

9.

Comment.  With respect to the Fund's wholly-owned subsidiary, please confirm the following or provide relevant disclosures: (1) the subsidiary will comply with Investment Company Act restrictions on (a) fee structure, (b) liquidity, (c) leverage, (d) accounting rules, (e) pricing procedures, (f) investment policies and (g) Section 15 advisory contract procedures; (2) the subsidiary uses and will continue to use the same custodian and auditor as the Fund, (3) the Fund's investment in the subsidiary does not create prohibited joint transactions under Section 17 of the Investment Company Act, (4) neither the Fund nor the subsidiary is required to register as a commodity pool operator with the Commodity Futures Trading Commission.

Response.  The Registrant confirms that (1) the subsidiary will comply with Investment Company Act restrictions on (a) fee structure, (b) liquidity, (c) leverage, (d) accounting rules, (e) pricing procedures, (f) investment policies and (g) Section 15 advisory contract procedures; (2) the subsidiary uses and will continue to use the same custodian and auditor as the Fund, (3) the Fund's investment in the subsidiary does not create prohibited joint transactions under Section 17 of the Investment Company Act, (4) neither the Fund nor the subsidiary is required to register as a commodity pool operator with the Commodity Futures Trading Commission.

10.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please add a bullet point format disclosure of the primary means of discouraging frequent purchases and redemptions to bring greater prominence to these methods.

Response.  The requested bullet point format disclosure of the primary means of discouraging frequent purchases and redemptions has been added.

STATEMENT OF ADDITIONAL INFORMATION

11.

Comment.  Under the section entitled The Fund, please remove references to shares of the Fund as being sold to only one insurance company.

Response.  The requested deletion has been made.

The Registrant has also added prospectus disclosure describing underlying fund risk and regulatory change risk.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771